September 19, 2025

Ngo Chiu Lam
Chairman of the Board, Chief Executive Officer and Director
Skyline Builders Group Holding Limited
Office A, 15/F, Tower A, Capital Tower
No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

       Re: Skyline Builders Group Holding Limited
           Registration Statement on Form F-1
           Filed September 10, 2025
           File No. 333-290172
Dear Ngo Chiu Lam:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 10, 2025
General

1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time the
       Selling Shareholders have held their shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.
2. To the extent the exercise price of any of the convertible securities being registered is subject to adjustment, please revise your disclosure throughout the prospectus, as appropriate, to clearly so state. For example, we note that pursuant to
Section 3 of
 September 19, 2025
Page 2

       each of Exhibit 4.2, Exhibit 4.3, and Exhibit 4.4, it appears the exercise price of the warrants would be adjusted under certain circumstances, including, as applicable, a
       Dilutive Issuance, a Variable Rate Transaction, stock dividends and splits, or voluntarily at the company's discretion. We also note that pursuant to
Article 3.1 and
       Schedule 3.1(g) of Exhibit 10.9, it appears the exercise price of the convertible securities may be subject to adjustment.
Exhibits

3. Please re-file the Securities Purchase Agreement filed as Exhibit 10.9 to include Schedule 3.1(g).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lawrence S. Venick, Esq.